EXHIBIT 99.1

HLS Systems International Announces Corporate Name Change
to Hollysys Automation Technologies, Ltd.

Beijing, China – July 20, 2009 – HLS Systems International, Ltd. (NASDAQ: HOLI) (“HLS” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that effective as of July 17, 2009, it has changed its name to “Hollysys Automation Technologies, Ltd.” (“Hollysys”)

Other than the name change, there are no changes to Hollysys’ corporate structure, management team or business operations. The Company’s NASDAQ ticker symbol, “HOLI” also remains the same.

Dr. Changli Wang, Hollysys’ Chief Executive Officer, stated, “We believe that the new corporate name more accurately reflects the Company’s core value of leveraging proprietary technologies to provide state-of-the-art automation and control solutions for our clients.  We believe that our proprietary automation and control technology is a critical foundation for Hollysys to continue expanding our market share and delivering superb financial performance. As the only local automation technology provider to the nuclear industry and one of the very few automation product providers to the high-speed rail market in China, we plan to continue seeking technology breakthroughs in new and existing markets, and further strengthen our competitiveness and brand recognition in the marketplace.”

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies, Ltd. (formerly, HLS Systems International) is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway and nuclear industries. Its proprietary technologies are applied in product lines, including Distributed Control Systems (DCS) and Programmable Logic Controllers (PLC), high-speed railway Train Control Centers (TCC) and Automatic Train Protection (ATP), and safety control product NMS for nuclear power plants. Hollysys is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the Company’s name change on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com

Or

Serena Wu
Investor Relations
646-593-8125
serena.wu@hollysys.com